PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE

MEMORANDUM OF UNDERSTANDING SIGNED WITH PARKS CANADA

Vancouver, British Columbia, July 31, 2008 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”)  is pleased to report that Canadian Zinc and the Parks Canada Agency have entered into a Memorandum of Understanding (“MOU”) with regard to the expansion of the Nahanni National Park Reserve and the development of the Prairie Creek Mine.

In the MOU:

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Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded Nahanni National Park Reserve and an operating Prairie Creek Mine.

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Parks Canada recognizes and respects the right of Canadian Zinc to develop the Prairie Creek Mine and will manage the expansion of Nahanni National Park Reserve so that the expansion does not in its own right negatively affect development of, or reasonable access to and from, the Prairie Creek Mine.

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Canadian Zinc accepts and supports the proposed expansion of the Nahanni National Park Reserve and will manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the expansion of the Nahanni Park.

The Parties agree to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team which will better identify, define and consider issues of common interest, including, among other things, access to and from the Prairie Creek Mine through the proposed expanded Park and the park boundaries around the Prairie Creek Mine properties.

The Parties have also agreed to share with one another and the Technical Team any existing technical and scientific information relevant to a discussion and analysis of issues of common interest to the Parties.

The MOU, which is valid for three years is intended to cover the period up to the development of the Prairie Creek Mine (Phase I) and may be amended or renewed as agreed by the Parties and may be terminated by either party on not less than three months written notice.  It is contemplated that the Phase I MOU will be replaced by a further MOU (Phase II) which will address the operation of the mine and the expanded Park.

The MOU is an expression of the mutual intentions of the parties and is not legally binding or enforceable.  The MOU does not create any new powers or duties or alter or affect any rights, powers or duties established by law, including by the Parks Canada Agency Act  and the Canada National Parks Act,  or result in the Parties relinquishing any right, jurisdiction, power, privilege, prerogative or immunity.

To the extent that the Prairie Creek Mine is subject to regulatory or government processes, including hearings, Parks Canada reserves the right, while recognizing the intent of the MOU, to participate in any such process and take such positions as it sees fit and the MOU does not constrain Parks Canada from doing so, subject only to the understanding that Parks Canada has agreed not to object to or oppose, in principle, the development of the Prairie Creek Mine.

“We are pleased to have signed this cooperation agreement with Parks Canada which will facilitate both parties achieving our mutual objectives.” said John F. Kearney, Chairman of Canadian Zinc Corporation.

“The exclusion of the Prairie Creek Mine from the proposed Nahanni National Park expansion area has brought clarity to the land use policy objectives for the region.  Canadian Zinc believes that the Prairie Creek Mine and the expanded Nahanni National Park Reserve can co-exist and that, properly planned and managed, the expanded Park will not interfere with the operation of the Prairie Creek Mine and similarly that the operation of the mine will not adversely impact  upon the Park or its ecological integrity,” Mr. Kearney added.

Nahanni Park Expansion:

The Prairie Creek Mine is located in the Mackenzie Mountains of the Northwest Territories,
within the watershed of the South Nahanni River and in proximity to but outside the Nahanni National Park Reserve.

In August 2007 the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve. The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion. The surface lands surrounding the Prairie Creek mine, containing approximately 367 square kilometres, are specifically excluded and exempted from the interim land withdrawal.

Canadian Zinc has been assured by the Government of Canada and by Parks Canada that the final boundaries of the expanded park will not include the Prairie Creek Mine site nor preclude road access to the Prairie Creek mine and that in the proposed expansion of the Nahanni National Park Reserve, the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

About Canadian Zinc:
Canadian Zinc’s 100% owned Prairie Creek (lead/zinc/silver) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit with a Measured and Indicated mineral resource in the Vein and Stratabound deposits of 5.2 million tonnes grading 11.4% Zn, 10.9% Pb, 176 g/t Ag and 0.3% Cu along with an open ended Inferred resource of 5.5 million tonnes of 13.5% Zn, 11.4% Pb, 215 g/t Ag and 0.5% Cu. [Technical Report NI 43-101 – David M. Stone, Minefill Services, Inc., Qualified Person, October 2007 filed on SEDAR].

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com